October 4, 2019

Leslie Yu
Chairman of the Board of Directors and Chief Executive Officer
QUHUO Ltd
3rd Floor, Block D, Tonghui Building
No. 1132 Huihe South Street, Chaoyang District
Beijing, People's Republic of China

       Re: QUHUO Ltd
           Draft Registration Statement on Form F-1
           Filed September 4, 2019
           CIK No. 0001781193

Dear Mr. Yu:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary
Our Corporate History and Structure, page 4

1. Because investors will be investing in a holding company that does not directly own all of its operations in China, please make this fact clear in your prospectus summary. In this regard, please clearly describe the business of your variable interest entity, as distinguished from your other subsidiaries. Please also disclose in this section the fact that the shareholders of your VIE may have interests that conflict with you, as you state on page 38.
 Leslie Yu
FirstName LastNameLeslie Yu
QUHUO Ltd
Comapany 2019
October 4, NameQUHUO Ltd
Page 2
October 4, 2019 Page 2
FirstName LastName
Implications of Being an Emerging Growth Company, page 6

2. You indicate that "[u]nder the JOBS Act, an emerging growth company does not need to comply with any new or revised financial accounting standards until the date that private companies are required to do so." It is unclear from this statement whether your company has elected to apply the adoption dates for public companies or the adoption dates for private companies when applying new or revised accounting standards. Please revise to clearly indicate, if true, that you have elected to comply with any new or revised financial accounting standards on the date that private companies are required to do so.
Risk Factor
Our high customer concentration exposes us to all of the risks faced by our major customers..., page 14

3. We note your disclosure that "[you] generated approximately 96% of our total revenues from two major industry customers, Meituan and Ele.me." Please tell us what consideration you have given to the filing of these agreements. Please refer to Item
         601(b)(10) of Regulation S-K.
ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement..., page 47

4.       Please remove the reference to ``substantive   provisions of the U.S.
federal securities
         laws in the last sentence of this risk factor disclosure. Capitalization, page 56

5. Please refer to the table on page 57. The amount of Renminbi presented in the "Actual"
         column for the Series C-2 redeemable convertible preferred shares does not agree to the amount presented in your financial statements. Specifically, your consolidated balance sheet indicates this amount is RMB96.569 million while your disclosure on page 57 indicates this amount is RMB96.596 million. Please revise as appropriate.
6. Please refer to the table on page 57. Please tell us why the pro forma column reflects
         RMB and US$ amounts for the line item titled Ordinary Shares rather than reflecting
         RMB and US$ amounts for the line items titled Class A ordinary shares and Class B ordinary shares. We note from the narrative description of these line items and your disclosures on page 56 that you appear to have already determined the number of Class A and Class B ordinary shares outstanding on a pro forma basis. Dilution, page 59

7. Please populate your historical net tangible book value both in the aggregate and on a per ordinary share basis as it appears this information is currently available.
 Leslie Yu
FirstName LastNameLeslie Yu
QUHUO Ltd
Comapany 2019
October 4, NameQUHUO Ltd
Page 3
October 4, 2019 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Our Results of Operations, page 71

8. We note your disclosure that revenue from service fees paid by industry customers includes KPI-based adjustments, such as timely delivery rate and complaint rate. Please quantify these adjustments, if material, for the financial periods presented.

Results of Operations, page 76

9. We note your analysis of the change in revenues from on-demand food delivery solutions at the bottom of page 76. You indicate that the increase in this revenue was primarily driven by the increase in delivery orders fulfilled by your delivery riders. Based on the number of average monthly delivery orders disclosed elsewhere in your filing, it appears approximately 20% of the increase in revenue is attributable to factors other than the increase in the number of delivery orders. Please tell us the primary driver(s) of this remaining increase in your food delivery solutions revenue, including whether it is primarily attributable to receiving a higher price per delivery order, and tell us why you do not believe it is appropriate to briefly disclose to your investors the primary factors that drove the remaining increase in your food delivery solutions revenue. See Item 5.A.1. of
         Form 20-F.
Business
Our Solutions, page 103

10. Where you discuss your ride-hailing services, please enhance your discussion to contextualize your statement that you have 500 full-time drivers as of January 30, 2019 and quantify the number of full-time drivers in prior periods, to explain its importance. In this regard, we note that your disclosure suggests that you have over 5,100 workers on your platform that could become full-time drivers because they "meet the requisite minimum years of driving experience to become qualified ride-hailing drivers."
Taxation, page 167

11. Please ensure that the various opinions of counsel as to matters of taxation are clearly identified as such, where applicable, in this section.
Consolidated Financial Statements for the Years Ended December 31, 2018 and
2017
Report of Independent Registered Public Accounting Firm, page F-2

12. We note that the report of your independent registered public accounting firm included in the registration statement will not be issued until the reorganization described in Note 1 is complete. Please tell us what portion of the reorganization was not complete at September
         4, 2019. Also tell us when you expect that portion of the reorganization to be complete and when you expect to include a completed audit report in your Form
F-1.
 Leslie Yu
FirstName LastNameLeslie Yu
QUHUO Ltd
Comapany 2019
October 4, NameQUHUO Ltd
Page 4
October 4, 2019 Page 4
FirstName LastName
Notes to the Consolidated Financial Statements
Note 1. Organization, Consolidation and Principal Activities, page F-9

13. We note your disclosure that as the shareholdings in the Company and the VIE were identical immediately before and after the Restructuring, you have accounted for the
         Restructuring as a transaction between entities under common ownership, in a manner similar to a pooling of interests. Please tell us in detail how you determined that each of the businesses included in the VIE were under common ownership immediately before and after the Restructuring. Please provide the number of shares and the applicable ownership percentages held by all owners for each entity immediately before and after the
         Restructuring to support your determination with respect to identical common ownership.
         Alternatively, if your disclosure was intended to convey that these entities were under common control, please tell us in detail how common control was determined.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-20

14. We note your analysis of revenue recognition for your on-demand food delivery solutions on pages F-20 and F-21. To assist us in better understanding your analysis, please respond to the following:

              Please confirm our assumption, if true, that you receive no consideration from your delivery riders and other workers for access to your platform or for any of the training and benefits you provide them.

              Please tell us more about the role of your industry customers and how it differs from your role in the delivery process. In doing so, please elaborate on your statement on page 103 that industry customers are responsible for order-rider matching and order delivery tracking. Tell us whether "order-rider matching" is intended to convey that industry customers select a specific rider to deliver a specific order, and reconcile this to your disclosure on page F-21 indicating that you can direct the right to use delivery riders' services as you choose. Also tell us in what sense industry customers are
              "responsible" for order delivery tracking. Tell us how you considered the role of the industry customer in order-rider matching and order delivery tracking when reaching the conclusion that you are primarily responsible for fulfillment of the contract and assuring the services are acceptable to your customer.
Note 14. Loans, page F-33

15. Please refer to the the maturity schedule on page F-35. Please tell us why the amount of loans maturing in 2019 of RMB69.64 million as seen in this table does not agree with the amount of RMB68.63 seen at the bottom of page F-33 and on the face of your balance sheet. Similarly, please tell us why the aggregate amount of loans maturing in 2020 and
         2021 of RMB6.4 million as seen in this table does not agree with the amount of
 Leslie Yu
QUHUO Ltd
October 4, 2019
Page 5
         RMB5.682 seen on page F-34 and on the face of your balance sheet. Please revise as appropriate or tell us why you believe no revision is necessary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Jennifer
Thompson, Accounting Branch Chief at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez, Staff
Attorney at (202) 551-3792 or Lilyanna Peyser, Special Counsel at (202) 551-3222 with any other questions.



FirstName LastNameLeslie Yu                                 Sincerely,
Comapany NameQUHUO Ltd
                                                            Division of
Corporation Finance
October 4, 2019 Page 5                                      Office of Trade &
Services
FirstName LastName